

Nava
typing...

   

TODAY

https://wefunder.com/eskuad/ 12:13 AM ✓✓

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
12:22 AM ✓✓

no esta listo, pero así será el sitio, para que me des retroalimentación.
12:23 AM ✓✓

TODAY

https://wefunder.com/eskuad/ 12:23 AM ✓✓

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. 12:23 AM ✓✓

no esta listo, pero así será el sitio, para que me des retroalimentación. 12:23 AM ✓✓

TODAY

https://wefunder.com/eskuad/ 12:22 AM ✓

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind. 12:22 AM ✓

no esta listo, pero así será el sitio, para que me des retroalimentación. 12:23 AM ✓



Can you vouch for Max Echeverria?

Max has applied to raise funding for **Eskuad** on Wefunder and provided your name as a personal reference.

> *Hola Oscar, Te cuento que estamos lanzando una campana en wefunder y nos interesa de sobremanera conocer tu opinion de lo que tenemos ahí y como mejorar el contenido. Por favor, revísalo y cuentame que piensas.*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for Max?



VOUCH FOR MAX

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.





Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?



VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.



Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.